Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), "Celestica," the "Company," "we," "us," and "our" refer to Celestica Inc. and its subsidiaries. This MD&A should be read in conjunction with our June 30, 2022 unaudited interim condensed consolidated financial statements (Q2 2022 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2021 (2021 20-F), including our 2021 audited consolidated financial statements (2021 AFS) contained therein, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of July 25, 2022 unless we indicate otherwise.
Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations; potential restructuring and divestiture actions; our anticipated financial and/or operating results and outlook, including our expectations with respect to the impact of, and insurance recoveries for tangible losses in connection with, a recent fire at our Batam facility in Indonesia (Batam Fire); our strategies; our credit risk; the potential impact of acquisitions and program wins, transfers, losses or disengagements; materials, component and supply chain constraints; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; the impact of our price reductions; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the anticipated impact of proposed U.S. tax reform; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; our new corporate headquarters and Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; interest rates and expense; the potential adverse impacts of events outside of our control (see "External factors that may impact our business" in the "Overview" below) (External Events); mandatory prepayments under our credit facility; income tax incentives; accounts payable cash flow levels; and accounts receivable sales. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and for forward-looking information under applicable Canadian securities laws.
Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI Private Limited (PCI)) and "operate-in-place" arrangements; an inability to recover our tangible losses caused by the Batam Fire through insurance claims; an inability to return our Batam operations to pre-Batam Fire production rates when anticipated; operational disruptions caused by the Batam Fire that may have a more severe impact on our financial results than anticipated; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; negative impacts on our business resulting from newly-increased third party indebtedness; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; the scope, duration and impact of the COVID-19 pandemic and materials constraints; changes to our operating model; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that we will not be permitted to, or do not, repurchase SVS under any normal course issuer bid (NCIB); the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.
Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth (and recovery from adverse impacts due to COVID-19) in the broader economy and our end markets; growth in manufacturing outsourcing from customers in diversified end markets; no significant unforeseen negative impacts to Celestica’s operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS industry in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic, and their impact on our sites, customers and our suppliers; our ability to recover our tangible losses caused by the Batam Fire through insurance proceeds; our ability to return our Batam operations to pre-Batam Fire production rates when anticipated; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; our ability to successfully integrate PCI and achieve the expected long-term benefits from the acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-

looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial (including PCI and energy), HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Information regarding our reportable segments is included in note 3 to the Q2 2022 Interim Financial Statements, filed at www.sedar.com and furnished with this MD&A on Form 6-K at www.sec.gov, and in note 25 to the 2021 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of hardware platforms, design solutions and software services, that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support. See "Overview — Overview of business environment" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F, for description of the products and services in each of our segments.

    Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Our CCS segment is subject to negative pricing pressures driven by the highly competitive nature of this market and is experiencing technology-driven demand shifts, which are not expected to abate. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.

Overview of business environment:

    The EMS industry is highly competitive. Demand can be volatile from period to period, aggressive pricing is a common business dynamic, and customers may shift production between EMS providers for a variety of reasons. See "Overview — Overview of business environment" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for further detail. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.
    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for proprietary systems in favor of open systems with standardized technologies in recent periods, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. Although operational challenges as a result of global supply chain constraints and periodic COVID-19-related regional lockdowns and workforce constraints were not material to our revenues and expenses in the second quarter of 2022, they have been in recent periods and may be again in future periods, as such supply chain constraints remain a risk to us in the near term, and COVID-19-related lockdowns and workforce constraints continue to occur (see "External factors that may impact our business" below). Our A&D business experienced reduced demand in prior periods resulting from the impact of COVID-19, but is experiencing growth as the business recovers (see "Recent Developments — Segment Environment" below).

    Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are also vital considerations for EMS and original design manufacturing (ODM) providers in terms of generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (adjusted ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

External factors that may impact our business:

External factors that could adversely impact our industry and/or business include government legislation, regulations, or policies, supplier or customer financial difficulties, natural disasters, fires and related disruptions, political instability, increased political tension between countries (including between China and Taiwan and the U.S.), geopolitical dynamics, terrorism, armed conflict (including the evolving Russia/Ukraine conflict), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could (and in the case of COVID-19 and materials constraints, have in the past and may continue to) adversely affect our operating results. Also see "Recent Developments — Batam Fire" below for a discussion of the impact of a recent fire event at our Batam, Indonesia facility. Although one of our component vendors is located in Ukraine, the impact of the current conflict on their supply has not been significant. See "Recent Developments — Segment Environment" below and in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F, for a discussion of the impact of global supply chain constraints and COVID-19 on our business in recent periods, as well as potential future impacts.

Governmental actions related to increased tariffs and/or international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. Production from China has become less cost-competitive than other low-cost countries in recent periods. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate further actions from non-China-based customers to exit China to avoid these added costs. We review our site production strategies on an ongoing basis, including with respect to our China production. We have increased the resilience of our global network to manage this dynamic, including our recent expansion efforts in North America and Asia. However, given the uncertainty regarding the scope and duration of these (or further) trade actions, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business, including China's recent policy supporting its private sector businesses.

Inflationary pressures could adversely impact our financial results by increasing costs for labor and materials. Our operating costs have increased, and may continue to increase, as a result of the recent growth in inflation due to, among other things, the continuing impact of the pandemic, the Russia/Ukraine conflict and related international response, and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, unrecovered increased operating costs in future periods would adversely impact our margins. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs. Further, our customers may choose to reduce their business with us as a result of increases to our pricing. Uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including increased costs due to rising energy prices and labor, vehicle and insurance costs, and hijacking and theft resulting in losses of shipments, delivery delays resulting from port congestion and labor shortages and other factors beyond our control. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to demand or shipping or shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement product or damage our relationships with our customers.

In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" in the Risk Factors section, and "External Factors that May Impact our Business" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for additional detail. In addition, the pace of technological changes, and the frequency of customer outsourcing or transferring business among EMS and/or ODM competitors, may impact our business, results of operations and/or financial condition.

Recent Developments:

Segment Environment:
ATS Segment:
    ATS segment revenue increased 24% in the second quarter of 2022 (Q2 2022) compared to the second quarter of 2021 (Q2 2021). The increase was driven by higher revenue across all ATS businesses, with particular strength in our Capital Equipment and base Industrial businesses, as well as contribution from PCI. In the near term, we anticipate continued demand strength in our Capital Equipment business, significant contribution to revenue growth from our Industrial business, and continued growth in our A&D business as the recovery in that market continues.

ATS segment margin increased in Q2 2022 compared to Q2 2021 (4.5% compared to 4.1%), driven by improved operating leverage from higher volumes and the addition of PCI.
CCS Segment:
    The 19% increase in CCS segment revenue in Q2 2022 compared to Q2 2021 was driven by strength from both our Communications and Enterprise end markets, led by our HPS business. HPS continues to exhibit strong growth, driven by strong demand and new program ramps with service providers supported by continuing capital investment in data centers. Our HPS business revenue for Q2 2022 increased 52% compared to Q2 2021, and this business is expected to remain a primary driver of revenue growth in our CCS segment throughout the remainder of 2022. Demand from networking customers in our Communications end market and storage customers in our Enterprise end market, is expected to remain strong throughout the remainder of 2022.

CCS segment margin improved to 5.0% in Q2 2022 compared to 3.7% in Q2 2021, primarily driven by improved leverage from higher volumes and improved mix due to growth in our HPS business..

Operational Impacts:

Global supply chain constraints (including as a result of COVID-19) continue to impact our business, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs.

However, our advanced planning processes, supply chain management, and collaboration with our customers and suppliers helped to substantially mitigate the impact of these constraints on our revenue in Q2 2022. While we have incorporated these dynamics into our financial guidance to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty and may be materially in excess of our expectations. As some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to closely monitor the supply availability and price fluctuations of these raw materials.

As a result of resurgences of COVID-19 outbreaks, the governments of various jurisdictions, including China, from time-to-time mandate periodic lockdowns or workforce constraints (collectively, Workforce Constraints). However, because Celestica’s operations have been considered an essential service by relevant local government authorities to date, our manufacturing sites have generally continued to operate in impacted countries at reduced capacities (due to reduced attendance, shift reductions or temporary shutdowns). Although these Workforce Constraints present a challenge to our business performance when in force (including recent lockdowns in China, which have exacerbated logistics delays), due to effective resource management and planning, we have been able to largely mitigate to date the impact of these actions, including staffing shortages, on our manufacturing capacity and our revenues. However, further sustained Workforce Constraints would have an adverse impact on our operations and financial results.

We had no material adverse revenue impacts in Q2 2022 resulting from supply chain constraints. In the first of half of 2022 (1H 2022), we estimated aggregate adverse revenue impacts of approximately $17 million, all within our ATS segment, as a result of supply chain constraints that prevented us from fulfilling customer orders (Q2 2021 — approximately $30 million; approximately $21 million within our ATS segment and approximately $9 million within our CCS segment; first half of 2021 (1H 2021) — approximately $42 million; approximately $32 million within our ATS segment and approximately $10 million within our CCS segment).

In addition, no material Constraint Costs1 were incurred as a result of supply chain constraints, Workforce Constraints or COVID-19-related expenses in Q2 2022. We estimated Constraint Costs due to the foregoing factors of approximately $4 million in 1H 2022, (Q2 2021 — approximately $8 million; 1H 2021 — approximately $15 million). In Q2 2021 and 1H 2021, the adverse impacts of Constraint Costs were partially offset by approximately $6 million and $10 million, respectively, of COVID-19-related government subsidies, grants and/or credits (COVID Subsidies, described in note 12 to the Q2 2022 Interim Financial Statements) and nil and approximately $1 million, respectively, of COVID-19-related customer recoveries (Customer Recoveries). No COVID Subsidies or Customer Recoveries were recognized in Q2 2022 and 1H 2022.

Future Uncertainties:

The global supply chain constraints and the pandemic have impacted (and may in the future impact) our operations and have created (and may continue to create) unpredictable reductions or increases in demand for our services. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we continue to follow the requirements of governmental authorities and take preventative and protective measures to prioritize the safety of our employees, these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or significant reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels (as a result of COVID-19 or otherwise), we may have further difficulty sourcing materials necessary to fulfill production requirements, especially in an already constrained materials environment. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

The ultimate magnitude of the impact of global supply chain constraints and COVID-19 on our business will depend on future developments which cannot currently be predicted, including the speed at which our suppliers and logistics providers can return to and/or maintain full production, the impact of supplier prioritization of backlog, infection resurgences, government responses, and the status of labor shortages. Although our financial results for the remainder of 2022 (and potentially beyond) may be adversely affected by global materials constraints and COVID-19, we cannot currently estimate the overall severity or duration of the impact, which may be material. While we have been successful in largely mitigating the impact of supply constraints and COVID-19 on our productivity, and are currently operating at pre-COVID-19 production capacity, the continued spread, resurgence and mutation of the virus may make our mitigation efforts more challenging. Even after these issues have subsided, we may experience significant adverse impacts to our businesses as a result of their global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers
1 Constraint Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT related services to support our work-from-home arrangements.

and/or customers (including movement of production in-country, particularly in North America, to decrease global exposures). Also see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" and "We are dependent on third-parties to supply certain materials, and our results can be negatively affected by the quality, availability and cost of such materials" of our 2021 20-F.

Restructuring Update:

    We recorded $0.9 million and $4.0 million of restructuring charges in Q2 2022 and 1H 2022, respectively. Our restructuring activities for Q2 2022 and 1H 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

Subordinate Voting Share (SVS) Repurchases:
As of June 30, 2022, approximately 2.7 million SVS remain available for repurchase under our current normal course issuer bid (NCIB), which expires in December 2022. The maximum number of SVS we are permitted to repurchase for cancellation under the NCIB will be reduced by the number of SVS we purchase in the open market during the term of the NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. In Q2 2022 and 1H 2022, we paid a total of $9.8 million and $17.6 million, respectively (including transaction fees) to repurchase 1.0 million and 1.7 million SVS, respectively, at a weighted average price of $10.30 per share and $10.80 per share, respectively, for cancellation under the NCIB, and $10.1 million and $44.9 million, respectively (including transaction fees) to purchase 0.9 million and 3.9 million SVS for delivery obligations under our SBC plans, respectively. See "Summary of Q2 2022 and Year-to-Date period" below.
Board Member Retirement:
As previously announced, Eamon J. Ryan retired from the Board on April 27, 2022. In accordance with the Directors' Share Compensation Plan, the 0.26 million deferred share units (DSUs) held by Mr. Ryan will be redeemed and payable on or prior to the 90th day following the date on which he is no longer a director or employee of any corporation that does not deal at arm’s length with the Company. The 0.03 million restricted share units (RSUs) held by Mr. Ryan vested immediately upon his retirement and were settled in April 2022.

Batam Fire:

On June 7, 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories located at the site with a carrying value of approximately $91 million, and damaged a building and equipment with an aggregate carrying value of $1 million. Our manufacturing operations at the site were briefly paused, but have since resumed. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. We have written down the inventories destroyed and a building and equipment damaged by the fire, and recorded in other current assets on our consolidated balance sheet an estimated receivable of approximately $92 million related to anticipated insurance proceeds. The write-downs and the anticipated insurance recovery (in equivalent amounts) were each recorded in other charges (recoveries), resulting in a net impact of nil to net earnings. We determined that this event did not constitute an impairment review triggering event for the applicable cash generating unit (CGU2), and no impairments to our intangibles or goodwill were recorded in connection therewith. The Q2 2022 financial impact of the fire was minimal. Anticipated supply chain delays in procuring replacement Batam inventories are expected to result in unfulfilled revenue in 2022 of less than $100 million (we anticipate such revenue to be shifted to 2023). We anticipate returning to pre-Batam Fire production rates at the site (through replenished inventory) as we exit 2022.

Operating Goals and Priorities:
Our operating goals and priorities have not changed from those set forth under the caption "Operating Goals and Priorities" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F. The duration and impact of global supply constraints, the COVID-19 pandemic and other industry market conditions are not within our control, and may therefore impact our ability to achieve our revenue and margin goals. See "Recent Developments" above.
2 A CGU is the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

Our Strategy:
    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Our strategy has not changed from that set forth under the caption "Our Strategy" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F.

Summary of Q2 2022 and Year-to-Date Period

Our Q2 2022 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and accounting policies we adopted in accordance with IFRS, in each case as issued by the IASB. The Q2 2022 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of June 30, 2022 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2022. A discussion of our Q2 2022 and 1H 2022 financial results is set forth under "Operating Results" below.

 The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended June 30			Six months ended June 30
	2021	2022	% Change	2021	2022	% Change
Revenue	$1,420.3	$1,717.2	21%	$2,655.2	$3,284.1	24%
Gross profit	118.0	149.9	27%	219.5	282.4	29%
Selling, general and administrative expenses (SG&A)	58.8	71.0	21%	117.6	136.7	16%
Other charges (recoveries)	2.2	(2.5)	(214)%	6.8	2.3	(66)%
Net earnings	26.3	35.6	35%	36.8	57.4	56%
Diluted earnings per share	$0.21	$0.29	38%	$0.29	$0.46	59%

	Three months ended June 30		Six months ended June 30
Segment revenue* as a percentage of total revenue:	2021	2022	2021	2022
ATS revenue (% of total revenue)	40%	40%	41%	42%
CCS revenue (% of total revenue)	60%	60%	59%	58%

	Three months ended June 30				Six months ended June 30
	2021		2022		2021		2022
Segment income and segment margin*:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$23.2	4.1%	$31.6	4.5%	$44.5	4.1%	$66.7	4.8%
CCS segment	31.8	3.7%	51.1	5.0%	53.8	3.4%	85.3	4.5%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2021	June 30 2022
Cash and cash equivalents	$394.0	$365.5
Total assets	4,666.9	5,140.5
Borrowings under term loans	660.4	651.3
Borrowings under revolving credit facility*	—	—
* excluding ordinary course letters of credit (L/Cs).

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Cash provided by operating activities	$56.5	$86.9	$105.3	$122.2

SVS repurchase activities:
Aggregate cost(1) of SVS repurchased for cancellation (2)	$13.4	$9.8	$18.7	$17.6
Number of SVS repurchased for cancellation (in millions) (3)	1.6	1.0	2.2	1.7
Weighted average price per share for repurchases	$8.28	$10.30	$8.30	$10.80
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$10.1	$—	$44.9
Number of SVS repurchased for delivery under SBC plans (in millions) (4)	—	0.9	—	3.9
(1)Includes transaction fees.
(2)For Q2 2021 and 1H 2021, excludes an accrual of $18.9 million we recorded at June 30, 2021 for the estimated contractual maximum number of permitted SVS repurchases under an automatic share purchase plan (ASPP) we entered into in June 2021.
(3)For Q2 2021 and 1H 2021, includes 0.5 million ASPP purchases of SVS for cancellation. For Q2 2022 and 1H 2022, includes 0.4 million and 0.6 million ASPP purchases of SVS for cancellation, respectively.
(4)For Q2 2022 and 1H 2022, includes 0.9 million and 3.9 million ASPP purchases of SVS for SBC delivery obligations, respectively.

Other performance indicators:

    In addition to the key operating results and financial information described above, management reviews the following measures:

	2021				2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Cash cycle days:
Days in accounts receivable (A/R)	76	66	69	73	73	65
Days in inventory	90	83	89	103	116	118
Days in accounts payable (A/P)	(69)	(64)	(70)	(78)	(84)	(85)
Days in cash deposits*	(15)	(14)	(16)	(23)	(29)	(29)
Cash cycle days	82	71	72	75	76	69
Inventory turns	4.0x	4.4x	4.1x	3.5x	3.2x	3.1x
* We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

(in millions)	2021				2022
	March 31	June 30	September 30	December 31	March 31	June 30
A/R Sales	$92.2	$79.1	$91.5	$45.8	$162.8	$225.4
Supplier Financing Programs (SFPs)*	84.5	70.0	47.6	98.0	150.9	166.6
Total	$176.7	$149.1	$139.1	$143.8	$313.7	$392.0
Customer Cash Deposits	$190.3	$207.3	$264.7	$434.0	$461.7	$525.7

* Represents A/R sold to third party banks in connection with the uncommitted SFPs of two customers through the third quarter of 2021, and of three customers thereafter.

The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter depending on our working capital and other cash requirements, including by geography. See "Capital Resources" below.
Days in A/R is defined as the average A/R for the quarter divided by the average daily revenue. Days in inventory, days in A/P and days in cash deposits are calculated by dividing the average balance for each item for the quarter by the average daily cost of sales. Cash cycle days is defined as the sum of days in A/R and days in inventory minus the days in A/P and days in cash deposits. Inventory turns are determined by dividing 365 by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P, days in cash deposits, and inventory turns generally reflect improved cash management performance.

Days in A/R for Q2 2022 decreased 8 days compared to the first quarter of 2022 (Q1 2022), due to higher revenue and a decrease in average A/R in Q2 2022. Average A/R in Q2 2022 decreased compared to Q1 2022 due to the timing of collections, as well as higher A/R sold through our A/R sales program and customer SFPs in Q2 2022 (see chart above). Days in A/R for Q2 2022 decreased 1 day compared to Q2 2021 primarily due to higher revenue in Q2 2022 compared to Q2 2021, offset in part by the impact of higher average A/R in Q2 2022 compared to Q2 2021. Average A/R in Q2 2022 increased compared to Q2 2021 due to the timing of collections and higher revenue in Q2 2022, offset in part by the effect of higher A/R sold in Q2 2022. Days in inventory for Q2 2022 increased 2 days from Q1 2022 and increased 35 days from Q2 2021, primarily due to higher average inventory levels in Q2 2022, offset in part by the impact of higher cost of sales in Q2 2022. We carried higher inventory levels as of June 30, 2022 (compared to June 30, 2021 and March 31, 2022) primarily as a result of materials purchased in Q2 2022 to support the ramping of new programs and anticipated future demand, including for our HPS business, and to secure supply given global supply chain constraints and longer lead times for certain components. Days in A/P for Q2 2022 increased 1 day compared to Q1 2022 and increased 21 days compared to Q2 2021, due to higher average A/P in Q2 2022, offset in part by the impact of higher cost of sales in Q2 2022. Higher average A/P in Q2 2022 resulted from higher levels of inventory purchases. We receive cash deposits from certain customers, which help alleviate the impact of higher inventory purchases on our cash flows (see chart above). Days in cash deposits for Q2 2022 remained flat sequentially. Days in cash deposits for Q2 2022 increased 15 days compared to Q2 2021, primarily due to an increase in cash deposits received in Q2 2022, which is consistent with the increased inventory purchases noted above. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize inventory in production.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints and COVID-19, and additionally in Q2 2022, the fire event described in "Recent Developments — Batam Fire" above), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q2 2022 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and CGUs, our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition. See "Recent Developments — Batam Fire" above for a description of write-downs of inventories, a building and equipment damaged or destroyed by a fire in Q2 2022, and the corresponding recovery and receivable recorded to reflect anticipated related insurance proceeds.

Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2021 AFS. The following paragraph identifies those accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations. No significant revisions to our critical accounting estimates and/or assumptions were made in Q2 2022.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates; and the allocation of the purchase price and other valuations related to our business acquisitions. See "Critical Accounting Estimates" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for a detailed discussion of our critical accounting estimates.

In addition, we determined that no triggering event occurred in Q2 2022 (or to date) that would require an interim impairment assessment of our CGUs, and no significant impairments or adjustments were identified in Q2 2022 or 1H 2022 (or to date) related to our allowance for doubtful accounts, or the recoverability and valuation of our assets and liabilities, due to COVID-19 (or otherwise).

Operating Results

    See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent events and market conditions on our segments and businesses. See the initial paragraph of "Operating Results" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for a general discussion of factors that can cause our financial results to fluctuate from period to period.
Operating results expressed as a percentage of revenue:

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	91.7	91.3	91.7	91.4
Gross profit	8.3	8.7	8.3	8.6
SG&A	4.1	4.1	4.4	4.2
Research and development costs	0.6	0.5	0.7	0.6
Amortization of intangible assets	0.4	0.6	0.4	0.6
Other charges (recoveries)	0.2	(0.1)	0.3	0.1
Finance costs	0.5	0.7	0.6	0.7
Earnings before income taxes	2.5	2.9	1.9	2.4
Income tax expense	0.6	0.8	0.5	0.7
Net earnings for the period	1.9%	2.1%	1.4%	1.7%

Revenue:
    Aggregate revenue of $1.72 billion for Q2 2022 increased 21% compared to Q2 2021. Aggregate revenue of $3.28 billion for 1H 2022 increased 24% compared to 1H 2021.

    The following table sets forth revenue from our reportable segments, as well as segment and end market revenue as a percentage of total revenue, for the periods indicated (in millions, except percentages):

	Three months ended June 30				Six months ended June 30
	2021		2022		2021		2022
ATS segment revenue	$562.6	40%	$695.3	40%	$1,093.9	41%	$1,392.0	42%
CCS segment revenue	857.7	60%	1,021.9	60%	1,561.3	59%	1,892.1	58%
Communications		42%		39%		41%		38%
Enterprise		18%		21%		18%		20%

Total revenue	$1,420.3		$1,717.2		$2,655.2		$3,284.1

ATS segment revenue for Q2 2022 and 1H 2022 increased $132.7 million (24%) and $298.1 million (27%) compared to Q2 2021 and 1H 2021, respectively, driven by higher revenue in all ATS businesses, with particular strength in our Capital Equipment and base Industrial businesses, and contribution from PCI. We had no material adverse revenue impacts in Q2 2022 resulting from supply chain constraints. In 1H 2022, we had an estimated aggregate adverse revenue impact of approximately $17 million from supply chain constraints across our ATS segment (Q2 2021 and 1H 2021 — approximately $21 million and $32 million, respectively).

    CCS segment revenue for Q2 2022 increased $164.2 million (19%) compared to Q2 2021 and increased $330.8 million (21%) in 1H 2022 compared to 1H 2021, primarily due to strength in both our Communications and Enterprise end markets. Communications end market revenue for Q2 2022 increased $70.9 million (12%) compared to Q2 2021 and increased $162.2 million (15%) in 1H 2022 compared to 1H 2021, primarily due to growth in our HPS business. Enterprise end market revenue for Q2 2022 increased $93.3 million (36%) compared to Q2 2021 and increased $168.6 million (36%) in 1H 2022 compared to 1H 2021, driven by strong demand across both compute and storage customers, fueled by demand in our HPS business and new program ramps. Our HPS revenue for Q2 2022 increased 52% to $459 million compared to Q2 2021, and accounted for 27% of our total Q2 2022 revenue. Our HPS revenue for 1H 2022 increased 64% to $821 million compared to 1H 2021, and accounted for 25% of our total 1H 2022 revenue. Growth in our HPS business was driven by strong demand and new program ramps with service providers, supported by continuing capital investment in data centers. Supply chain constraints did not have a material adverse impact on CCS segment revenue in either Q2 2022 or 1H 2022 (Q2 2021 and 1H 2021 — estimated adverse impact on CCS segment revenue of approximately $9 million and $10 million, respectively).

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 68% and 66% of total revenue for Q2 2022 and 1H 2022, respectively (Q2 2021 and 1H 2021 — 67% and 66%, respectively). One customer in our CCS segment represented 10% or more of total revenue (13%) in Q2 2022. One customer in our CCS segment represented 10% or more of total revenue (10%) in Q2 2021. No individual customer represented 10% or more of total revenue in 1H 2022 or 1H 2021.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and our margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Materials constraints have caused delays in production and may have a material and adverse impact on our operations. As noted above, materials constraints adversely impacted our revenues and inventory levels in recent periods, and we anticipate that materials constraints (and longer lead-times for high-demand components and materials) will remain a risk for the remainder of 2022 and, may adversely impact our revenue and working capital performance.
Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of revenue) for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Gross profit (in millions)	$118.0	$149.9	$219.5	$282.4
Gross margin	8.3%	8.7%	8.3%	8.6%

Gross profit for Q2 2022 increased by 27% to $149.9 million compared to Q2 2021. Gross profit for 1H 2022 increased by 29% to $62.9 million compared to 1H 2021. The increases in gross profit were primarily due to the strong revenue growth in both segments noted above. We did not incur material Constraint Costs in Q2 2022. In 1H 2022, as a result of materials constraints, Workforce Constraints and COVID-19-related expenses, gross profit was adversely impacted by approximately $4 million of estimated Constraint Costs, recorded in costs of sales (Q2 2021 and 1H 2021 — approximately $8 million and $14 million, respectively). In Q2 2021 and 1H 2021, we also recognized an aggregate of $4 million and $8 million, respectively, in COVID Subsidies and Customer Recoveries (collectively, COVID Recoveries) in cost of sales, which helped mitigate such adverse impacts. Constraint Costs in 1H 2022, Q2 2021 and 1H 2021, and COVID Recoveries recorded in Q2 2021 and 1H 2021, pertained primarily to our ATS segment. See "Recent Developments — Segment Environment — Operational Impacts" above.

Gross margin increased from 8.3% in Q2 2021 to 8.7% for Q2 2022 and increased from 8.3% in 1H 2021 to 8.6% in 1H 2022. The increase in gross margin was primarily driven by stronger operating leverage from higher volumes and more favorable mix.

See "Operating Results — Gross profit" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for a general discussion of the factors that can cause gross margin to fluctuate from period to period.

Selling, general and administrative expenses (SG&A):
SG&A for Q2 2022 of $71.0 million (4.1% of total revenue) increased $12.2 million compared to $58.8 million (4.1% of total revenue) for Q2 2021. SG&A for 1H 2022 of $136.7 million (4.2% of total revenue) increased $19.1 million compared to $117.6 million (4.4% of total revenue) for 1H 2021. The increase in SG&A in Q2 2022 and 1H 2022 compared to Q2 2021 and 1H 2021, respectively, was due to higher variable spend in each period, $2.9 million and $5.4 million attributable to PCI in Q2 2022 and 1H 2022, respectively, $3.8 million and $7.6 million of higher employee SBC expense in Q2 2022 and 1H 2022, respectively (see below), and lower COVID Subsidies received in Q2 2022 and 1H 2022 compared to the prior year periods (nil in Q2 2022 and 1H 2022; approximately $2 million and $3 million in Q2 2021 and 1H 2021, respectively).

Segment income and margin:
    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (described under "Other charges (recoveries)" below), as these costs and charges/recoveries are managed and reviewed by our

Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for Q2 2022, 1H 2022, Q2 2021 and 1H 2021 in note 3 to the Q2 2022 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.
The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended June 30				Six months ended June 30
	2021		2022		2021		2022
Segment income and segment margin:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$23.2	4.1%	$31.6	4.5%	$44.5	4.1%	$66.7	4.8%
CCS segment	31.8	3.7%	51.1	5.0%	53.8	3.4%	85.3	4.5%

ATS segment income for Q2 2022 increased $8.4 million (36%) compared to Q2 2021 and increased $22.2 million (50%) in 1H 2022 compared to 1H 2021, as a result of the higher revenue levels in Q2 2022 and 1H 2022 described above. ATS segment margin increased from 4.1% in Q2 2021 to 4.5% in Q2 2022 and increased from 4.1% in 1H 2021 to 4.8% in 1H 2022, primarily driven by improved operating leverage from higher volumes and the addition of PCI.

CCS segment income for Q2 2022 increased $19.3 million (61%) compared to Q2 2021 and increased $31.5 million (59%) in 1H 2022 compared to 1H 2021, as a result of the higher revenue levels in Q2 2022 and 1H 2022 described above. CCS segment margin increased from 3.7% for Q2 2021 to 5.0% in Q2 2022 and increased from 3.4% in 1H 2021 to 4.5% in 1H 2022, primarily due to improved leverage from higher volumes and improved mix due to growth in our HPS business.

SBC expense:
The following table shows employee SBC expense (with respect to RSUs and performance share units (PSUs) granted to employees) and director SBC expense (with respect to DSUs and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Employee SBC expense in cost of sales	$1.4	$5.3	$6.3	$10.9
Employee SBC expense in SG&A	4.1	7.9	9.3	16.9
Total	$5.5	$13.2	$15.6	$27.8
Director SBC expense in SG&A (1)	$0.5	$0.5	$1.0	$1.1
(1) Expense consists of director compensation to be settled in SVS, or SVS and cash, as elected by each director.

    Our SBC expense may fluctuate from period to period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The portion of our employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets. The increase in our employee SBC expenses for Q2 2022 compared to Q2 2021 and for 1H 2022 compared to 1H 2021 primarily reflect an increase in the estimated number of PSUs that are expected to vest in the first quarter of 2023.

Other charges (recoveries):
    We recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Restructuring charges	$3.0	$0.9	$8.8	$4.0
Transition Costs	—	(3.6)	0.1	(2.1)
Acquisition Costs (Recoveries) and Other	(0.8)	0.2	(2.1)	0.4
	$2.2	$(2.5)	$6.8	$2.3
In addition to the items set forth above, other charges (recoveries) for Q2 2022 and 1H 2022 included approximately $92 million in charges representing write-downs recorded in Q2 2022 to inventories, a building and equipment resulting from the fire event described in "Recent Developments — Batam Fire" above, and an equivalent amount in recoveries, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges (recoveries) during Q2 2022 or 1H 2022.

Restructuring charges:

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary.

    Our restructuring activities in Q2 2022 and 1H 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

    We recorded cash restructuring charges of $0.3 million and $3.1 million in Q2 2022 and 1H 2022, respectively, consisting primarily of employee termination costs. We recorded non-cash restructuring charges of $0.6 million and $0.9 million in Q2 2022 and 1H 2022, respectively, consisting primarily of the write-down of assets related to disengaging programs in Q1 2022 and the write-down of right-of-use assets in connection with vacated properties in Q2 2022. In Q2 2021 and 1H 2021, we recorded cash charges of $2.5 million and $8.2 million, respectively, primarily for employee termination costs, and non-cash charges of $0.5 million and $0.6 million, respectively, reflecting the write-down of both equipment related to disengaged programs and right-of-use assets in connection with vacated properties. In Q2 2022, approximately one third of restructuring charges were attributable to our ATS segment and approximately two thirds were attributable to our CCS segment. 1H 2022 restructuring charges were split approximately evenly between our two segments. Predominately all of the Q2 2021 restructuring charges pertained to our CCS segment, and approximately one half of the 1H 2021 restructuring charges pertained to our ATS segment. Our restructuring provision as at June 30, 2022 was $5.8 million (December 31, 2021 — $6.1 million), which we recorded in the current portion of provisions on our consolidated balance sheet.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

Transition Costs (Recoveries):

    Transition Costs and Transition Recoveries are defined under the caption "Non-IFRS Financial Measures" below. We incurred no Transition Costs in Q2 2022 and $1.5 million of Transition Costs during 1H 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. In Q2 2022 and 1H 2022, we recorded $3.6 million in Transition Recoveries, reflecting the gain on the disposal of such assets held for sale. In Q2 2021, we recorded no Transition Costs. In 1H 2021, we recorded $0.1 million of Transition Costs pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network. In Q2 2021 and 1H 2021, we recorded no Transition Recoveries.
Acquisition Costs (Recoveries) and Other:
    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).
We recorded Acquisition Costs of $0.2 million and $0.4 million during Q2 2022 and 1H 2022, respectively, all related to the acquisition of PCI, and no Acquisition Recoveries. No Acquisition Costs (Recoveries) were incurred during Q2 2021. Net Acquisition Recoveries of $0.8 million recorded during the first quarter of 2021 (Q1 2021) and 1H 2021 consisted of $0.4 million in consulting costs related to potential acquisitions and $1.2 million of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC in November 2018. Other consists of legal recoveries of $0.8 million in Q2 2021 and $1.3 million in 1H 2021 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.
Finance Costs:
    Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program, customer SFPs, and interest expense on our lease obligations, net of interest income earned. During Q2 2022 and 1H 2022, we paid Finance Costs of $10.2 million and $18.2 million, respectively (Q2 2021 — $5.4 million; 1H 2021 — $11.1 million). The increase in Finance Costs paid in Q2 2022 and 1H 2022 compared to Q2 2021 and 1H 2021, respectively, was primarily due to approximately $2 million in higher interest paid under our A/R sales program and customer SFPs in Q2 2022 and 1H 2022, and approximately $3 million and $4 million in higher interest paid in connection with our credit facility in Q2 2022 and 1H 2022, respectively. We paid higher interest under our A/R sales program and customer SFPs and our credit facility in Q2 2022 and 1H 2022 compared to the respective prior year periods due to higher A/R sold and higher borrowings under our credit facility, as well as increased interest rates. In December 2021, we increased our borrowings to fund a portion of the PCI acquisition price. In Q2 2022 and 1H 2022, we increased the amounts sold under our A/R sales program and customer SFPs to satisfy short-term liquidity and working capital requirements on a more cost-effective basis than drawing on the revolving portion of our credit facility.

Income taxes:

For Q2 2022, we had a net income tax expense of $14.0 million on earnings before tax of $49.6 million, compared to a net income tax expense of $8.5 million on earnings before tax of $34.8 million for Q2 2021. For 1H 2022, we had a net income tax expense of $23.0 million on earnings before tax of $80.4 million, compared to a net income tax expense of $13.7 million on earnings before tax of $50.5 million for 1H 2021.

Our 1H 2022 net income tax expense was favorably impacted by $4.9 million in reversals of tax uncertainties in one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in either Q2 2022 or 1H 2022.

Our Q2 2021 net income tax expense included a $2.0 million tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from one of our Chinese subsidiaries (Chinese Repatriation Expense). Our 1H 2021 net income tax expense included the $2.0 million Chinese Repatriation Expense, partly offset by $1.1 million in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during 1H 2021. Taxable foreign exchange impacts were not significant in either Q2 2021 or 1H 2021.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays, and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

The Biden administration in the U.S. has proposed increases, among other things, to the U.S. corporate income tax rate. Although such proposals, if adopted as currently contemplated, would not have a significant tax impact on our operations, we cannot predict the likelihood, timing or substance of U.S. tax reform. If the recent global minimum tax agreement is implemented in the jurisdictions in which we do business, it could, among other things, increase cash taxes, increase audit risk, and increase our worldwide corporate effective tax rate. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. Legislation or other changes in U.S. and/or international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations. We will continue to monitor the progress of U.S. tax reform, as well as other global tax reform agreements and initiatives.

Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. We have two income tax incentives in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted or expire.

We received an approval from the Malaysian authorities in 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provided for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. The relevant benefit period of this incentive was determined by the Malaysian authorities in Q2 2022, but the applicable benefit was not significant. As the approved incentive period has already lapsed, there will be no future benefit to this incentive.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses may be limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and significant judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses of our Brazilian subsidiary for the years 2006 to 2009. As of the end of Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.

    In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Net earnings:

    Net earnings for Q2 2022 of $35.6 million increased $9.3 million compared to net earnings of $26.3 million for Q2 2021. This increase was primarily due to $31.9 million in higher gross profit and a $4.7 million improvement in other charges (recoveries) (see above), offset in part by $12.2 million in higher SG&A (see above), $4.3 million in higher amortization of intangible assets (due to the PCI acquisition in November 2021), $5.5 million in higher Finance Costs, and $5.5 million in higher income tax expense.

Net earnings for 1H 2022 of $57.4 million increased $20.6 million compared to net earnings of $36.8 million for 1H 2021. This increase was primarily due to $62.9 million in higher gross profit and $4.5 million in lower other charges (see above), offset in part by $19.1 million in higher SG&A (see above), $8.7 million in higher amortization of intangible assets (due to the PCI acquisition in November 2021), $7.3 million in higher Finance Costs, and $9.3 million in higher income tax expense.

Liquidity and Capital Resources Liquidity

    The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	June 30
	2021	2022
Cash and cash equivalents	$394.0	$365.5
Borrowings under credit facility*	660.4	651.3
* excluding ordinary course L/Cs.

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Cash provided by operating activities	$56.5	$86.9	$105.3	$122.2
Cash used in investing activities	(9.5)	(21.5)	(22.1)	(37.9)
Cash used in financing activities	(29.2)	(46.5)	(79.8)	(112.8)
Changes in non-cash working capital items (included in operating activities above):
A/R	$(121.9)	$32.3	$6.5	$49.2
Inventories	(71.3)	(263.8)	(133.4)	(501.6)
Other current assets	5.5	(28.6)	3.8	(39.1)
A/P, accrued and other current liabilities and provisions	161.5	251.3	94.2	435.1
Working capital changes	$(26.2)	$(8.8)	$(28.9)	$(56.4)
Cash provided by operating activities:

In Q2 2022, we generated $86.9 million of cash from operating activities compared to $56.5 million in Q2 2021. The increase in cash from operating activities was primarily due to $9.3 million in higher net earnings (described in "Operating Results — Net earnings" above) and $17.4 million in lower working capital requirements. Q2 2022 cash from operating activities as compared to the prior year period also benefited from increases in the following non-cash add-backs to net earnings: (i) $5.3 million in higher depreciation and amortization (due to the PCI acquisition in November 2021) and (ii) $7.7 million in higher employee SBC expense (see "Operating Results — SBC expense" above). Lower working capital requirements for Q2 2022 compared to Q2 2021 primarily reflect a $154.2 million increase in A/R cash flows and a $89.8 million improvement in A/P cash flows, offset by a $192.5 million decrease in inventory cash flows and a $34.1 million decrease in other current assets cash flows, described below.

In 1H 2022, we generated $122.2 million of cash from operating activities compared to $105.3 million in 1H 2021. The increase in cash from operating activities was primarily due to $20.6 million in higher net earnings (described in "Operating Results — Net earnings" above), offset in part by $27.5 million in higher working capital requirements. 1H 2022 cash from operating activities as compared to the prior period also benefited from increases in the following non-cash add-backs to net earnings: (i) $10.9 million in higher depreciation and amortization (due to the PCI acquisition in November 2021) and (ii) $12.2 million in higher employee SBC expense (see "Operating Results — SBC expense" above). Higher working capital requirements for 1H 2022 compared to 1H 2021 primarily reflect a $368.2 million decrease in inventory cash flows and a $42.9 million decrease in other current assets cash flows, offset by a $42.7 million increase in A/R cash flows and a $340.9 million improvement in A/P cash flows, described below.

The increase in A/R cash flows in Q2 2022 and 1H 2022 compared to the respective prior periods was due to the timing of revenues and collections, as well as increased A/R sold through our A/R sales program and customer SFPs. The decrease in other current assets cash flows in Q2 2022 and 1H 2022 compared to the respective prior periods was due to a delay in the recovery of indirect taxes in certain jurisdictions and timing of vendor deposit payments. The decrease in inventory cash flows for Q2 2022 and 1H 2022 as compared to respective prior periods was due to higher inventory levels carried at the end of Q2 2022 compared to the end of Q2 2021. We carried higher inventory levels to support new program ramps and anticipated future demand, particularly growth in our HPS business, and to secure supply given the global supply chain constraints and longer lead times for certain components. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. Improvement in A/P cash flows in Q2 2022 and 1H 2022 as compared to the respective prior periods was due to an increase in these cash deposits, as well as the timing of payments (see "Summary of Q2 2022 and Year-to-Date Period" above). Our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.
From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. See "Summary of Q2 2022 and Year-to-Date Period" above.

Adjusted Free cash flow (non-IFRS):
    Adjusted free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. Adjusted free cash flow was previously referred to as free cash flow, but has been renamed. Its composition remains unchanged. We define non-IFRS adjusted free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs paid and any credit agreement waiver fees paid). As we do not consider debt issuance costs (nil and $0.8 million paid in Q2 2022 and 1H 2022, respectively; nil in Q2 2021 and 1H 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity.

    A reconciliation of non-IFRS adjusted free cash flow to cash provided by operating activities measured under IFRS is set forth below:

(in millions)	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022

IFRS cash provided by operations	$56.5	$86.9	$105.3	$122.2
Purchase of property, plant and equipment, net of sales proceeds	(9.5)	(21.5)	(22.1)	(37.9)
Lease payments	(10.4)	(11.9)	(20.0)	(23.1)
Finance Costs paid (excluding debt issuance costs paid)	(5.4)	(10.2)	(11.1)	(17.4)
Non-IFRS adjusted free cash flow	$31.2	$43.3	$52.1	$43.8

Our non-IFRS adjusted free cash flow of $43.3 million for Q2 2022 increased $12.1 million compared to $31.2 million for Q2 2021, primarily due to $30.4 million in higher cash generated from operations (as described above), offset in part by a $12.0 million increase in cash flows used to purchase property, plant and equipment (as described below) and $4.8 million in higher Finance Costs paid (excluding debt issuance costs paid) (see "Operating Results — Finance Costs" above).

Our non-IFRS adjusted free cash flow of $43.8 million for 1H 2022 decreased $8.3 million compared to $52.1 million for 1H 2021, primarily due to a $15.8 million increase in cash flows used to purchase property, plant and equipment (as described below) and $6.3 million in higher Finance Costs paid (excluding debt issuance costs paid) (see "Operating Results — Finance Costs" above), partially offset by $16.9 million in higher cash generated from operations (as described above).

Cash used in investing activities:

Our capital expenditures for Q2 2022 and 1H 2022 were $21.6 million and $38.0 million, respectively (Q2 2021 — $9.5 million; 1H 2021 — $22.1 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs (approximately two-thirds in our ATS segment and one-third in our CCS segment for each of Q2 2022 and 1H 2022). Our capital expenditures for Q2 2022 and 1H 2022 included expenditures to support growth in our HPS business and our ATS segment. Capital expenditures in each of Q2 2022 and 1H 2022 were lower than originally anticipated as a result of delays or the shifting of programs or spending to future periods, but we anticipate increased capital expenditures in the second half of 2022. We fund our capital expenditures from cash on hand and through the financing arrangements described below.

Cash used in financing activities:

SVS repurchases:

See "Summary of Q2 2022 and Year-to-Date Period" above for a table detailing our SVS repurchases for the periods indicated.

Financing and Finance Costs:
We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 million (Initial Term Loan), a new term loan in the original principal amount of $365.0 million (Incremental Term Loan), and a $600.0 million revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 million (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 million under the Revolver. See note 11 to the 2021 AFS for additional detail regarding the amendments to our Credit Facility in December 2021. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875 million, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2021 excess cash flow will be required in 2022. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2021 net cash proceeds will be required in 2022. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2021 and 1H 2022 is set forth below:

(in millions)	Revolver	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021 (1)	—	(30.0)
Amounts borrowed in Q4 2021 (2)	220.0	365.0
Amount repaid in Q4 2021 (2)	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022 (3)	—	(4.5625)
Amount repaid in Q2 2022 (3)		(4.5625)
Outstanding balances as of June 30, 2022	$—	$651.3

(1) Represents a prepayment under the Terminated Term Loan.
(2) On October 27, 2021, we borrowed $220.0 million under the Revolver to fund a portion of the PCI acquisition price in November 2021. On December 6, 2021, upon receipt of the net proceeds from the $365.0 million Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0 million), and repaid $215.0 million of the $220.0 million borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 million outstanding under the Revolver.
(3) Represents the scheduled quarterly principal repayment under the Incremental Term Loan.
Interest expense under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $8.3 million in Q2 2022 and $14.7 million in 1H 2022, respectively (Q2 2021 — $5.1 million; 1H 2021 — $10.3 million). Any increase in prevailing interest rates, margins, or amounts outstanding would cause this amount to increase. Commitment fees paid in Q2 2022 and 1H 2022 were $0.5 million and $0.8 million, respectively (Q2 2021 — $0.5 million; 1H 2021 — $1.0 million). No debt issuance costs were incurred in Q2 2022, Q2 2021, or 1H 2021. Debt issuance costs of $0.6 million incurred in Q1 2022 in connection with security arrangements under the December 6, 2021 amendment to the Credit Facility are deferred on our consolidated balance sheet and amortized to Finance Costs. See "Operating Results — Finance Costs" above for a description of Finance Costs paid in Q2 2022, 1H 2022 and the prior year periods.

Outstanding balances under our Credit Facility and interest rates thereon as of June 30, 2022 are described under "Capital Resources" below.

Lease payments:

    During Q2 2022 and 1H 2022, we paid $11.9 million and $23.1 million, respectively (Q2 2021 — $10.4 million; 1H 2021 — $20.0 million) in lease payments.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolver, and/or sell A/R through our A/R sales program or participate in customer SFPs, when permitted. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we continue to believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for the next twelve months and beyond. Specifically, we continue to believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($579.0 million at June 30, 2022), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending, and other cash requirements (including any required SBC share repurchases, debt repayments and interest expense). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any such refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2021 20-F. These risks and uncertainties may adversely affect our long-term liquidity.

There have been no material changes to the information set forth under "Contractual Obligations" and "Additional Commitments" of the "Liquidity" section in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F.

Financing Arrangements:

    See "Liquidity — Cash used in financing activities — Financing and Finance Costs" above for our contractual repayment obligations under the Credit Facility. Annual interest expense and fees under the Credit Facility, including the impact of our interest rate swap agreements, based on amounts and swap agreements outstanding as of June 30, 2022, are approximately $36 million. Interest rates applicable to outstanding borrowings under the Credit Facility are described under "Capital Resources" below.

    We do not believe that the aggregate amounts outstanding under our Credit Facility as at June 30, 2022 ($651.3 million under the Term Loans and $21.0 million in ordinary course L/Cs) had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). See "Capital Resources" below for a description of our available sources of liquidity.

However, our current outstanding indebtedness, and the mandatory prepayment provisions of the Credit Facility (described above), require us to use a portion of our cash flow to service such debt, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements; limit our ability to obtain additional financing for future investments, working capital, or other corporate purposes; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; increase our vulnerability to general adverse economic and industry conditions; and/or reduce our debt agency ratings. Existing or increased third-party indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if refinancing is unavailable on acceptable terms and we have insufficient funds to repay the debt obligations when due; and (ii) acceleration of such indebtedness or cross-defaults if we breach applicable financial or other covenants and such breaches are not waived.

    The Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, and prohibit share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount, as well as specified financial covenants (described in "Capital Resources" below). Our ability to maintain compliance with such financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

As at June 30, 2022 and December 31, 2021, other than ordinary course L/Cs, no amounts were outstanding under the Revolver. At June 30, 2022, $225.4 million of A/R were sold under our A/R sales program (December 31, 2021 — $45.8 million sold). We currently use, and may in future periods further increase the amounts we offer to sell under, our A/R sales program as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements. In order to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At June 30, 2022, we sold $166.6 million of A/R under the SFPs (December 31, 2021 — $98.0 million sold). See "Capital Resources" below for a description of our A/R sales program and SFPs. At June 30, 2022, we sold higher amounts under these programs as an alternative to drawing on our Revolver to meet our short term liquidity requirements.

Repatriations:

As at June 30, 2022, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $63 million and $173 million in cash in Q2 2022 and 1H 2022, respectively, from various of our foreign subsidiaries, and remitted related previously-accrued withholding taxes of approximately $4 million in Q2 2022 and 1H 2022. We currently expect to repatriate an aggregate of approximately $161 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $10 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At June 30, 2022, we had approximately $319 million (December 31, 2021 — $250 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. We currently anticipate capital spending for 2022 to be approximately 1.5% to 2% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended 2022 capital expenditures include expenditures to support growth in our HPS business and our ATS segment.

SVS Repurchases:

We have funded and intend to continue to fund our SVS repurchases under our NCIBs from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, SVS repurchases to satisfy delivery obligations under SBC plan awards from cash on hand. The timing of, and the amounts paid for, these repurchases can vary from period to period. See "Summary of Q2 2022 and Year-to-Date Period" above.

Restructuring Provision:

We have funded and intend to continue to fund any restructuring provision from cash on hand.

Lease Obligations:

At June 30, 2022, we had a total of $157.3 million in lease obligations outstanding (December 31, 2021 — $138.6 million). In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of June 30, 2022 because such leases had not yet commenced. A description of, and minimum lease obligations under, these leases are disclosed in note 24 to the 2021 AFS.

Corporate Headquarters Relocation:
Until the move to our new corporation headquarters commences (targeted for May 2023), we do not expect to incur further relocation-related transition costs.

Litigation and contingencies (including indemnities):

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above and note 13 to the Q2 2022 Interim Financial Statements for a description of an ongoing Romanian income and value-added tax matter.

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, three uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At June 30, 2022, we had cash and cash equivalents of $365.5 million (December 31, 2021 — $394.0 million), the majority of which were denominated in U.S. dollars. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

    As of June 30, 2022, an aggregate of $651.3 million was outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver (December 31, 2021 — $660.4 million outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver). See "Liquidity — Cash used in financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during 1H 2022 and 2021. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. As of June 30, 2022, we had $579.0 million available under the Revolver for future borrowings, after reflecting outstanding letters of credit issued under the Credit Facility (December 31, 2021 — $579.0 million of availability).

    The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

See "Capital Resources" in Item 5, Operating and Financial Review and Prospects, of the 2021 20-F and note 11 to the 2021 AFS for a description of permitted uses for the Revolver, a $50.0 million sub-limit for swing-line loans, and a $150.0 million sub-limit for L/Cs thereunder, as well as the range of interest rates, margins and commitment fees applicable to borrowings under the Credit Facility. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. Prior to the December 2021 Credit Facility amendment, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%. See note 11 to our Q2 2022 Interim Financial Statements for LIBOR successor provisions under the Credit Facility.

    In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At June 30, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 million of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 million of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with an additional $130.0 million of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 million of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025. See note 20 to the 2021 AFS for further detail.

At June 30, 2022, the interest rate risk related to $321.3 million of borrowings under the Credit Facility was unhedged (December 31, 2021 — $460.4 million), consisting in each case of unhedged amounts outstanding under the Term Loans. Other than ordinary course L/Cs, no amounts were outstanding under the Revolver as at June 30, 2022 or December 31, 2021. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at June 30, 2022, by $3.2 million annually, including the impact of our interest rate swap agreements, and by $6.5 million annually, without accounting for such agreements.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At June 30, 2022, we were in compliance with all restrictive and financial covenants under the Credit Facility. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was not in effect during 1H 2022 or at June 30, 2022. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

    At June 30, 2022, we had $21.0 million outstanding in L/Cs under the Revolver (December 31, 2021 — $21.0 million). We also arrange L/Cs and surety bonds outside of the Revolver. At June 30, 2022, we had $31.3 million of such L/Cs and surety bonds outstanding (December 31, 2021 — $27.1 million).

    At June 30, 2022, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2021 — $198.5 million). There were no amounts outstanding under these overdraft facilities at June 30, 2022 or December 31, 2021.

We are party to an agreement with a third-party bank to sell up to $300.0 million in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and was so extended in March 2022. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. See note 5 to the Q2 2022 Interim Financial Statements for further detail. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Liquidity — Cash Requirements — Financing Arrangements" for a description of A/R amounts sold under these arrangements during recent periods.

The timing and the amounts we borrow and repay under our Revolver and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. We may increase the amounts we offer to sell under our A/R sales program in any period as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements. At June 30, 2022, we sold higher amounts under our A/R sales program and our SFPs than in recent periods rather than draw on our Revolver to meet short-term cash requirements.

    Our strategy on capital risk management has not changed significantly since the end of 2021. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments and financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise. Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during Q2 2022 or 1H 2022 from the description set forth in note 20 to our 2021 AFS and under "Capital Resources — Financial instruments and financial risks" in Item 5, Operating and Financial Review and Prospects, of the 2021 20-F.

Currency risk: We enter into foreign currency forward contracts to hedge our cash flow exposures and swaps to hedge our monetary asset and monetary liability exposures, generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. See note 11 to our Q2 2022 Interim Financial Statements for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at June 30, 2022. The aggregate fair value of the outstanding contracts at June 30, 2022 was a net unrealized loss of $13.7 million (December 31, 2021 — net unrealized gain of $1.2 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described in note 7 to our Q2 2022 Interim Financial Statements), and expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans (described above). At June 30, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $8.6 million (December 31, 2021 — net unrealized loss of $6.9 million). The change in the fair value of the swaps is a result of the extended and additional interest rate swaps we entered into in February 2022, as well as recent increases in the forward interest rates compared to our fixed rates. An increase in forward interest rates would cause a further increase in the amount of the gain.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. We have obligations under our Credit Facility, certain lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. The Credit Facility and the relevant lease arrangements have not yet been amended to reflect a successor rate, and our interest rate swap agreements have not yet been amended and/or transitioned to a successor rate. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used. See note 11 to our Q2 2022 Interim Financial Statements for a discussion of the status of LIBOR successor provisions under our various LIBOR Agreements.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

Related Party Transactions
    Onex Corporation (Onex) beneficially owns, controls, or directs, directly or indirectly, all of our outstanding multiple voting shares (MVS). Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex.
    Onex has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) if MVS and SVS were of a single class of shares.
    We are party to a Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives an annual fee of $235,000, payable in DSUs in equal quarterly installments in arrears, as compensation for such services.

    See "Related Party Transactions" in Item 5, Operating and Financial Review and Prospects, of our 2021 20-F for further detail.

Outstanding Share Data

As of July 21, 2022, we had 104,580,930 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 404,353 outstanding stock options, 4,559,312 outstanding RSUs, 5,392,449 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,270,914 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2022. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of June 30, 2022, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On November 1, 2021, we completed the acquisition of PCI, and are in the process of assessing its processes and internal controls. Although this assessment may result in changes to our internal control over financial reporting, we do not currently anticipate that the integration of PCI will result in changes that would materially affect, or would be reasonably likely to materially affect, our internal control over financial reporting.

Unaudited Quarterly Financial Highlights* (in millions, except percentages and per share amounts):

	2020		2021				2022
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$1,550.5	$1,386.6	$1,234.9	$1,420.3	$1,467.4	$1,512.1	$1,566.9	$1,717.2
Gross margin	8.0%	8.2%	8.2%	8.3%	8.5%	9.4%	8.5%	8.7%
Net earnings	$30.4	$20.1	$10.5	$26.3	$35.2	$31.9	$21.8	$35.6
Weighted average # of basic shares	129.1	129.1	128.9	127.6	125.4	124.8	124.6	124.0
Weighted average # of diluted shares	129.1	129.1	129.0	127.6	125.5	124.8	124.7	124.0
# of shares outstanding	129.1	129.1	128.4	126.8	124.7	124.7	124.1	123.2
IFRS earnings per share (EPS):
basic	$0.24	$0.16	$0.08	$0.21	$0.28	$0.26	$0.17	$0.29
diluted	$0.24	$0.16	$0.08	$0.21	$0.28	$0.26	$0.17	$0.29
* All quarters in the table above have been impacted by restructuring charges, the amounts of which vary from quarter-to-quarter.

Q2 2022 compared to Q1 2022:

    Total revenue for Q2 2022 increased $150.3 million or 10% compared to Q1 2022. Compared to the previous quarter, ATS segment revenue in Q2 2022 remained flat. CCS segment revenue increased $151.7 million (17%) in Q2 2022 compared to Q1 2022 due to continued HPS demand strength. Communications end market revenue increased $80.0 million (14%) sequentially and Enterprise end market revenue increased $71.7 million (25%) sequentially. We did not incur material adverse revenue impacts in Q2 2022 resulting from supply chain constraints (Q1 2022 — $17 million). We did not incur material Constraint Costs in Q2 2022 related to supply chain constraints, Workforce Constraints or COVID-19-related expenses (Q1 2022 — approximately $4 million). Gross profit for Q2 2022 increased sequentially by $17.4 million (13%), due to higher revenue in Q2 2022. Gross margin increased from 8.5% in Q1 2022 to 8.7% in Q2 2022, due to stronger mix. CCS segment income for Q2 2022 of $51.1 million increased $16.9 million from Q1 2022 and CCS segment margin increased sequentially from 3.9% in Q1 2022 to 5.0% for Q2 2022 due to improved leverage from higher volumes and improved mix. ATS segment income for Q2 2022 of $31.6 million (4.5% of ATS segment revenue) decreased from $35.1 million (5.0% of ATS segment revenue) in Q1 2022, primarily due to higher variable compensation and temporary materials cost increases. Net earnings for

Q2 2022 of $35.6 million represented a $13.8 million increase compared to net earnings of $21.8 million for Q1 2022, primarily due to the higher gross profit described above.

Select Q2 2022 Results:

	Q2 2022 Actual	Q2 2022 Guidance
IFRS revenue (in billions)	$1.72	$1.575 to $1.725
IFRS EPS (1)	$0.29	N/A
IFRS earnings from operations as a % of revenue	3.7%	N/A
Non-IFRS operating margin	4.8%	4.6% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$71.0	N/A
Non-IFRS adjusted SG&A (in millions)	$63.1	$62 to $64
Non-IFRS adjusted EPS	$0.44	$0.38 to $0.44
(1) IFRS EPS of $0.29 for Q2 2022 included an aggregate charge of $0.19 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See "Operating Results" above and "Non-IFRS Financial Measures" below for per-item charges. This aggregate charge was within our Q2 2022 guidance range of between $0.14 to $0.20 per share for these items.

For Q2 2022, our revenue and non-IFRS adjusted EPS met the high end of our guidance ranges, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, resulting from strong performance in both of our segments. Non-IFRS adjusted SG&A for Q2 2022 was within our guidance range. Our IFRS effective tax rate for Q2 2022 was 28%. Our non-IFRS adjusted effective tax rate for Q2 2022 was 22%, higher than our anticipated estimate of approximately 20%, mainly due to jurisdictional profit mix.

Non-IFRS Financial Measures

Management uses adjusted net earnings and the other non-IFRS financial measures (including ratios based on non-IFRS financial measures) described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Adjusted free cash flow was previously referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, non-IFRS operating earnings (adjusted EBIAT) was previously reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was previously reconciled to IFRS earnings before income taxes as a percentage of revenue, but are now (and in future periods will be) reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures), with no change to either resultant non-IFRS measure. Prior period reconciliations included herein reflect the current presentation. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items (where indicated): employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and specified Finance Costs (defined below), all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

    The economic substance of these exclusions (where applicable to the periods presented) and management's rationale for excluding them from non-IFRS financial measures is provided below:

Employee SBC expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); specified credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

    Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property); (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) consistent with the treatment of our Toronto real property sale, the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries will not reflect our ongoing operations once these relocations, manufacturing line transfers, and dispositions are complete.

    Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and ROU assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and customers' SFPs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid, which are not considered part of our ongoing finance expenses) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2021		2022		2021		2022
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,420.3		$1,717.2		$2,655.2		$3,284.1

IFRS gross profit	$118.0	8.3%	$149.9	8.7%	$219.5	8.3%	$282.4	8.6%
Employee SBC expense	1.4		5.3		6.3		10.9
Non-IFRS adjusted gross profit	$119.4	8.4%	$155.2	9.0%	$225.8	8.5%	$293.3	8.9%

IFRS SG&A	$58.8	4.1%	$71.0	4.1%	$117.6	4.4%	$136.7	4.2%
Employee SBC expense	(4.1)		(7.9)		(9.3)		(16.9)
Non-IFRS adjusted SG&A	$54.7	3.9%	$63.1	3.7%	$108.3	4.1%	$119.8	3.6%

IFRS earnings from operations	$42.4	3.0%	$62.7	3.7%	$66.1	2.5%	$103.3	3.1%
Employee SBC expense	5.5		13.2		15.6		27.8
Amortization of intangible assets (excluding computer software)	4.9		9.3		9.8		18.6
Other Charges	2.2		(2.5)		6.8		2.3
Non-IFRS operating earnings (adjusted EBIAT)(1)	$55.0	3.9%	$82.7	4.8%	$98.3	3.7%	$152.0	4.6%

IFRS net earnings	$26.3	1.9%	$35.6	2.1%	$36.8	1.4%	$57.4	1.7%
Employee SBC expense	5.5		13.2		15.6		27.8
Amortization of intangible assets (excluding computer software)	4.9		9.3		9.8		18.6
Other Charges	2.2		(2.5)		6.8		2.3
Adjustments for taxes(2)	(1.0)		(1.4)		(3.3)		(3.7)
Non-IFRS adjusted net earnings	$37.9		$54.2		$65.7		$102.4

Diluted EPS
Weighted average # of shares (in millions)	127.6		124.0		128.3		124.3
IFRS earnings per share	$0.21		$0.29		$0.29		$0.46
Non-IFRS adjusted earnings per share	$0.30		$0.44		$0.51		$0.82
# of shares outstanding at period end (in millions)	126.8		123.2		126.8		123.2

IFRS cash provided by operations	$56.5		$86.9		$105.3		$122.2
Purchase of property, plant and equipment, net of sales proceeds	(9.5)		(21.5)		(22.1)		(37.9)
Lease payments	(10.4)		(11.9)		(20.0)		(23.1)
Finance Costs paid (excluding debt issuance costs paid)	(5.4)		(10.2)		(11.1)		(17.4)
Non-IFRS adjusted free cash flow(3)	$31.2		$43.3		$52.1		$43.8

IFRS ROIC %(4)	8.7%		9.7%		6.3%		8.0%
Non-IFRS adjusted ROIC %(4)	13.7%		16.2%		12.2%		15.1%

(1)  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). See "Operating Results — Other charges (recoveries)" for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).
The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Six months ended
	June 30				June 30
	2021	Effective tax rate	2022	Effective tax rate	2021	Effective tax rate	2022	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$8.5	24%	$14.0	28%	$13.7	27%	$23.0	29%
Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.6		1.5		1.5		3.0
Amortization of intangible assets (excluding computer software)	—		0.7		—		1.5
Other Charges	0.4		(0.8)		0.7		(0.8)
Non-core tax impact related to restructured sites*	—		—		1.1		—
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$9.5	20%	$15.4	22%	$17.0	21%	$26.7	21%
*Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during the first quarter of 2021.
(3)  Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined above) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). We do not consider debt issuance costs (nil and $0.8 million paid in Q1 2022 and 1H 2022, respectively; nil in Q2 2021 or 1H 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Average net invested capital for Q2 2022 is calculated using the average of net invested capital as at March 31, 2022 and June 30, 2022, and average net invested capital for 1H 2022 is calculated using the average of net invested capital as at December 31, 2021, March 31, 2022 and June 30, 2022. A comparable financial measure under IFRS would be determined by dividing IFRS earnings before income taxes by average net invested capital.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Six months ended
	June 30		June 30
	2021	2022	2021	2022

IFRS earnings before income taxes	$34.8	$49.6	$50.5	$80.4
Multiplier to annualize earnings	4	4	2	2
Annualized IFRS earnings before income taxes	$139.2	$198.4	$101.0	$160.8

Average net invested capital for the period	$1,600.3	$2,036.8	$1,607.1	$2,010.2

IFRS ROIC %(1)	8.7%	9.7%	6.3%	8.0%

	Three months ended		Six months ended
	June 30		June 30
	2021	2022	2021	2022

Non-IFRS operating earnings (adjusted EBIAT)	$55.0	$82.7	$98.3	$152.0
Multiplier to annualize earnings	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$220.0	$330.8	$196.6	$304.0

Average net invested capital for the period	$1,600.3	$2,036.8	$1,607.1	$2,010.2

Non-IFRS adjusted ROIC %(1)	13.7%	16.2%	12.2%	15.1%

		December 31 2021	March 31 2022	June 30 2022
Net invested capital consists of:
Total assets		$4,666.9	$4,848.0	$5,140.5
Less: cash		394.0	346.6	365.5
Less: ROU assets		113.8	109.8	133.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		2,202.0	2,347.4	2,612.1
Net invested capital at period end(1)		$1,957.1	$2,044.2	$2,029.3

		December 31 2020	March 31 2021	June 30 2021
Net invested capital consists of:
Total assets		$3,664.1	$3,553.4	$3,745.4
Less: cash		463.8	449.4	467.2
Less: ROU assets		101.0	98.4	100.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,478.4	1,407.0	1,575.8
Net invested capital at period end(1)		$1,620.9	$1,598.6	$1,601.9
(1) See footnote 4 on the previous page.